Polestar reports second quarter select and H1 2026 financial results

- Record H1 2026 retail sales of 30,423 cars supported by 39% growth of retail network year-on-year
- Intensified competition and regulatory headwinds, especially in the U.S., impacting financial performance
- Operating loss reduced by 43% year-on-year, with no impairment expenses recognized in H1 2026
- Continued cost discipline measures and lower headcount spend
- Strengthened capital structure and improved liquidity position
- Cash position of approx. USD 888 million as of June 30, 2026
- 2026 guidance: low-to-mid single-digit volume growth

GOTHENBURG, SWEDEN – September 3, 2026 – Polestar (Nasdaq: PSNY) presents its consolidated financial results and operational metrics for the three-month and six-month periods ended June 30, 2026.

Michael Lohscheller, Polestar CEO, said: “The operational improvements being implemented across the business are starting to show results. We cut our reported operating loss by 43% in the first half of 2026 versus last year, when a significant net impairment expense impacted our results. Working in a challenging environment, we continue to be disciplined in our execution and focused on improving the business.

"Following the opening of orders for Polestar 4 SUV, production has ramped up in Busan, South Korea. The first cars have been shipped from the factory and are set to be delivered to customers during the fourth quarter. The first Polestar 5s are expected to reach customers in the coming weeks - setting us up for an exciting end to the year."

Key financial and operational highlights for H1 2026 (year-on-year comparison)

- **Retail sales volumes** above the comparable period, supported by continued transition to an active selling model, retail expansion, attractive model line-up and a growing share of Polestar 4
- **Revenues** down (4)% to USD 1,360 million, mainly due to pressure on pricing, residual value guarantee costs, mainly in the U.S. and related to U.S. Restructuring measures following the decision by the U.S. department of Commerce's Bureau of Industry and Security ("the BIS"), and lower carbon credit sales
- **Gross margin** of (8)% improved from (49)%, which reflected net impairment expense recognized in H1 2025
- **Adjusted Gross Margin** of (9)% driven by decrease in revenues, the U.S. Restructuring measures and H1 2025 one-off positive impacts

- **Selling, general and administrative expenses** stable year-on-year with a decrease in general and administrative expenses
- **Operating loss** of USD (629) million and **Net loss** of USD (842) million improved year-on-year by 43% and 29%, respectively, mainly due to the impairment expense recognized in the prior period
- **Adjusted EBITDA loss** of USD (521) million mainly due to higher adjusted gross loss and foreign exchange impacts
- **Cash position** of approx. USD 888 million as of June 30, 2026
- **New equity** of USD 700 million raised from external investors
- **Debt-to-equity** conversions of approx. USD 640 million of loans outstanding to Geely Sweden and Volvo Cars into Polestar's equity completed
- Extension of maturity of remaining USD 660 million of Volvo Cars' shareholder loan from December 2028 to December 2031
- **Largest model offensive** in Polestar's history: four new cars planned in three years, starting in 2026 with Polestar 5 and Polestar 4 SUV
- Polestar announces **launch of sales in the Baltic region**
- **2026 volume guidance** updated to low-to-mid single-digit volume growth

Guidance

Polestar has continued to expand its retail network at pace. The upcoming launch of Polestar 4 SUV in the fourth quarter of 2026, followed by the launch of the successor to Polestar 2 in 2027, are expected to further strengthen the Company's product portfolio.

Looking ahead to the second half of 2026, the market environment is expected to remain highly competitive and volatile. Polestar remains focused on delivering quality growth and is updating its 2026 volume guidance to low-to-mid single-digit volume growth from previous low double-digit volume growth. This reflects the performance in the first half of 2026 as well as the expected portfolio transition with the current Polestar 2 approaching the end of its lifecycle and the planned launch of Polestar 4 SUV in the fourth quarter of 2026. The sales mix and channel mix are expected to continue positively evolving, reflecting our stated strategy of entering fast-growing, high-value segments and growing the retail channel through the introduction of four new vehicles over a three-year period beginning in 2026.

U.S. Restructuring

On June 25, 2026, Polestar announced that it was informed by the U.S. Department of Commerce's Bureau of Industry and Security of its decision to not grant Polestar an authorization under the current Connected Vehicle Rule to sell vehicles in the U.S. from model year 2027 onwards. The Company expects to continue selling previous model years in the U.S. from its inventory after which it will cease the sale of new vehicles, with its remaining activities in the U.S. then expected to focus on supporting

customers in the U.S., including providing access to its service network and honoring warranty and other product commitments.

As a result of the Bureau of Industry and Security's decision, Polestar has implemented a number of measures affecting its U.S. new vehicles sales operations, including actions relating to employees, dealers and other commercial arrangements (the "U.S. Restructuring"). While Polestar will continue to perform certain activities in the U.S. to support its existing customers, the aforementioned actions, together with the resulting effects on vehicles and related assets, led to material adjustments that are included in the Company's interim financial statements for the six-month period ended June 30, 2026. Noting the significant judgement and subjectivity involved in arriving at these calculations, in aggregate the Company estimates that the U.S. operations increased its consolidated operating loss by approximately USD 211 million during the six-month period ended June 30, 2026, compared to an increase of approximately USD 110 million in the six-month period ended June 30, 2025, and that the U.S. operations increased its consolidated net loss by approximately USD 211 million during the six-month period ended June 30, 2026, compared to an increase of approximately USD 104 million in the six-month period ended June 30, 2025. For the three-month period ended June 30, 2026, in aggregate the Company estimates that the U.S. operations increased its consolidated operating loss by approximately USD 170 million, compared to an increase of approximately USD 84 million in the three-month period ended June 30, 2025, and that the U.S. operations increased its consolidated net loss by approximately USD 165 million during the three-month period ended June 30, 2026, compared to an increase of approximately USD 78 million in the three-month period ended June 30, 2025.

Based on current estimates, approximately USD 130 million of negative adjustments related to the U.S. operations arose as a result of the decision from the U.S. Department of Commerce's Bureau of Industry and Security and are included in the Company's consolidated operating loss and net loss for the three-month and six-month periods ended June 30, 2026. These adjustments primarily related to residual value guarantees costs, net realizable value of inventory, and restructuring provisions related to employees and suppliers/partners costs incurred in the U.S in the reporting period. While these adjustments reflect the Company's assessment of the U.S. Restructuring based on current information, further negative adjustments should be expected in future periods to reflect additional costs related to personnel and inventory as the U.S. Restructuring proceeds through its phases.

Key financial highlights

The table below summarizes key financial results for the six months ended June 30, 2026:

(in millions of U.S. dollars)	**For the six months ended June 30,**		
	2026	**2025**	*Change, %*
Retail sales, units	30,423	30,289	*0.4*
Revenue	**1,360**	**1,423**	*(4.4)*
Cost of sales	(1,475)	(2,126)	*30.6*
Impairment reversal (expense), net	1	(724)	*100.2*
Other cost of sales	(1,476)	(1,402)	*(5.3)*
Gross Loss	**(115)**	**(703)**	*83.7*
Gross margin, %	*(8.4)*	*(49.4)*	*41.0 ppts*
Adjusted Gross (Loss) / Profit (non-GAAP) [1]	(116)	20	*(668.5)*
Adjusted Gross Margin (non-GAAP) [1], %	*(8.5)*	*1.4*	*(9.9) ppts*
Selling, general and administrative expense	(431)	(431)	*0.1*
Research and development expense	(15)	(31)	*51.0*
Other operating income	13	41	*(68.8)*
Other operating expense	(51)	(20)	*(148.6)*
Foreign exchange (losses) gains on operating activities, net	(30)	49	*(161.0)*
Operating loss	**(629)**	**(1,096)**	*42.6*
Net loss	**(842)**	**(1,193)**	*29.4*
Adjusted EBITDA (non-GAAP) [1]	**(521)**	**(302)**	*(72.5)*

(1) Non-GAAP measure. See Appendix B for details and a reconciliation of non-GAAP metrics to the nearest GAAP measure.

- Retail sales totaled 30,423 cars, representing an increase of 0.4% year-on-year (YoY) from 30,289 cars in the comparable period, driven by continued transition to an active selling model, retail expansion and attractive model line-up and a growing share of Polestar 4.
- Revenue of USD 1,360 million, down by (4.4)% from USD 1,423 million a year earlier, was driven by volumes and product mix, as well as positive foreign exchange impact, which were more than offset mainly by pressure on pricing, residual value guarantee costs mainly in the U.S. and related to the restructuring measures as a result of the BIS's decision, and lower carbon credit sales. Carbon credits sales totaled USD 57 million in the period from USD 90 million a year earlier mainly due to the increased competition in the EU, including USD 4 million worth of carbon credits sales booked in other operating income (H1 2025: USD 18 million) mainly due to regulatory changes in the U.S.
- Cost of sales decreased to USD (1,475) million, an improvement of 30.6% from USD (2,126) million in H1 2025 primarily driven by net impairment expense of USD (724) million recognized in the first half of 2025. Other cost of sales grew (5.3)% due to higher production costs associated with the carline mix, higher duties on imported cars, parts and components for the EU and the U.S., and smaller product costs reduction due to higher raw materials costs, mainly in batteries. There were as well negative impacts from the U.S. Restructuring measures leading to

adjustment of the U.S. inventory to net realizable value and H1 2025 one-off positive impacts, which did not repeat in H1 2026, partially offset by positive adjustment of inventory, outside of the U.S., to net realizable value.

- Gross margin was a negative (8.4)%, an improvement from (49.4)% in the comparable period, with the H1 2025 gross margin primarily impacted by net impairment expense of USD (724) million.
- Adjusted Gross Margin at (8.5)%, from 1.4% a year earlier, due to Adjusted Gross Loss of USD (116) million in the period due to lower revenues and higher other cost of sales as detailed above, partially offset by positive margin development due to the carline mix, especially from a growing share of Polestar 4 in the sales mix.
- Selling, General and Administrative (SG&A) expenses of USD (431) million were a combination of an increase in selling expenses related to sales agent remuneration due to volume and carline mix and higher advertising, selling and promotion activities in the period following launch in France in June 2025 and launch of Polestar 5 in different markets fully compensated by strict cost discipline and positive impact of continued headcount reduction in General and Administrative expenses.
- Research and development (R&D) expenses decreased to USD (15) million from USD (31) million in the comparable period, driven by reduced headcount and higher capitalization rate on vehicle development programs.
- Operating loss was USD (629) million, an improvement of 42.6% compared to USD (1,096) million in H1 2025, primarily due to factors described above. Other operating income decreased due to the termination in 2025 of commercial operations of Polestar's investment in Polestar Times Technology, and the related rendering of transition services, as well as lower carbon credits income. Other operating expense was higher due to the U.S. Restructuring measures, mainly related to the U.S. Polestar organizational changes, investments and suppliers. Net foreign exchange losses in H1 2026 versus gains in H1 2025 on operating activities were due to foreign exchange movements: depreciation and appreciation of Swedish krona against Chinese yuan in the first half of 2026 and 2025, respectively.
- Net loss of USD (842) million improved by 29.4% compared to net loss of USD (1,193) million in H1 2025, driven by factors described above; finance expense was higher on higher levels of outstanding external financing; net foreign exchange losses in H1 2026 versus gains in H1 2025 on financial activities arose from negative FX movements of Chinese yuan and U.S. dollar.
- Adjusted EBITDA of USD (521) million, increased by USD (219) million from USD (302) million in the comparable period, reflecting the Adjusted Gross Loss in the period impacted by the U.S. Restructuring measures, H1 2025 positive one-off impacts, adverse foreign exchange movements and negative other operating income impacts.
- Further details are provided in the reconciliation tables for non-GAAP measures in Appendix B.

Select results for Q2 2026

The table below summarizes key operational and financial results and provides the year-on-year (YoY) comparison for Q2 2026 results:

(in millions of U.S. dollars)	For the three months ended June 30,		
	2026	**2025**	*Change, %*
Retail sales, units	17,296	18,026	*(4.0)*
Revenue	727	791	*(8.1)*
Gross Loss	(95)	(768)	*87.6*
Gross margin, %	*(13.1)*	*(97.1)*	*84.0 ppts*
Adjusted Gross Profit / (Loss) (non-GAAP) [1]	(95)	(44)	*(115.9)*
Adjusted Gross Margin (non-GAAP) [1], %	*(13.1)*	*(5.6)*	*(7.5) ppts*
Net loss	(459)	(1,027)	*55.3*
Adjusted EBITDA (non-GAAP) [1,2]	(286)	(206)	*(38.8)*

(1) Non-GAAP measure. See Appendix B for details and a reconciliation of non-GAAP metrics to the nearest GAAP measure.

(2) Some values for the three-month period ended June 30, 2025 were re-presented.

For the three months ended June 30, 2026:

- Retail sales totaled 17,296 cars, down (4.0)% YoY from 18,026 cars a year earlier.
- Revenue of USD 727 million, down by (8.1)% from USD 791 million in the comparable period, driven predominantly by lower retail sales volumes, pressure on pricing, residual value guarantee costs mainly in the U.S. and related to the U.S. Restructuring measures as a result of the BIS's decision, as well as lower carbon credits sales. Carbon credits sales totaled USD 36 million in the period from USD 61 million a year earlier, there were no carbon credits sales booked in other operating income in the period (Q2 2025: USD 19 million) mainly due to regulatory changes in the U.S.
- Gross margin at (13.1)%, an improvement of 84.0 ppts from (97.1)% a year earlier, mainly due to net impairment expense of USD (724) million recognized in Q2 2025.
- Adjusted Gross Margin at (13.1)%, from (5.6)% in the comparable period, mainly due to lower revenue, negative impact from the U.S. Restructuring measures resulting in adjustment of the U.S. inventory to net realizable value and Q2 2025 positive one-off impacts, offset by positive margin development due to the carline mix, especially from a growing share of Polestar 4 in the sales mix, and positive adjustment of inventory to net realizable value, excluding in the U.S. market.

- Net loss of USD (459) million, an improvement of 55.3% compared to net loss of USD (1,027) million for Q2 2025, is mainly due to net impairment expense of USD (724) million recognized in Q2 2025.
- Adjusted EBITDA Loss of USD (286) million, compared to USD (206) million in Q2 2025, due to Adjusted Gross Loss of USD (95) million impacted by the U.S. Restructuring measures, adverse foreign exchange movements and negative other operating income impacts offset by lower SG&A expenses driven by cost discipline and reduced headcount despite higher sales agent remuneration driven by the carline mix and higher capitalization rate on spend on vehicle development programs.

Key operational highlights

The table below summarizes key operational results as of and for the three and six months ended June 30, 2026:

	For the six months ended June 30,			**For the three months ended June 30,**		
	2026	**2025**	*Change, %*	**2026**	**2025**	*Change, %*
Retail sales[1]	30,423	30,289	*0.4*	17,296	18,026	*(4.0)*
• including external vehicles with repurchase obligations[2]	1,384	979	*41.4*	1,034	797	*29.7*
• including internal vehicles	2,166	1,906	*13.6*	1,442	1,500	*(3.9)*
Markets[3]	29	28	*3.6*			
Sales points[4]	235	170	*38.2*			
of which sales points, excluding China	235	169	*39.1*			
Service points[5]	1,255	1,237	*1.5*			

(1) Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders' channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar. Figures for external vehicles with repurchase obligations and internal vehicles are provided on an estimated basis and subject to future revision.

(2) In the six months ended June 30, 2025, this metric includes 177 cars that were handed over as security under a financing arrangement. There were no arrangements of this type in the six months ended June 30, 2026.

(3) Represents the markets in which Polestar is present, whether currently active or not yet active.

(4) Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location that have already started selling Polestar cars.

(5) Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar's international expansion.

- Retail sales totaled 30,423 cars in H1 2026, representing an increase of 0.4%, compared with 30,289 new cars sold in H1 2025, driven by the transition to an active selling model, retail expansion and Polestar's attractive model line-up and a growing share of Polestar 4.
- Sales points, excluding China, grew by 39.1%. In H1 2026, Polestar opened 24 new retail sales points with a total of 235 sales points at the end of H1 2026. During H1 2026, Polestar signed

up 20 new retailer partners with a total of 178 retail partners, representing an increase of 13%, from the end of 2025.

- The increase in external sales with a repurchase obligation is primarily related to Polestar 4 cars in Germany, France and the United Kingdom.
- Polestar increased sales of internal cars to support its retail network expansion.

Key cash flow highlights

The table below summarizes cash flow for the six months ended June 30, 2026:

(in millions of U.S. dollars)	**For the six months ended June 30, 2026**
Beginning cash	**1,159**
Operating	(850)
Investing	(211)
Financing	769
Foreign exchange effect on cash and cash equivalents	20
Ending cash	**888**

- Operating cash outflow of USD (850) million, mainly driven by the operating loss net of non-cash adjustments, financial interest expenses and a net negative movement in working capital mainly due to negative changes in trade payables partially offset by positive changes in inventory and trade receivables.
- Investing cash outflow of USD (211) million included additions to property, plant, and equipment as well as intangible assets; investments were predominantly driven by investments in intellectual property and tangible assets related mainly to model year Polestar 3 and Polestar 4 updates, Polestar 5, the new Polestar 4 variant and future car lines.
- Financing cash inflow of USD 769 million, driven by the new equity raises of a total of USD 700 million in February and March 2026 and net increase in proceeds from borrowings partially offset by repayment of debt financing.
- Cash position of USD 888 million, compared to the H1 2025 cash position of USD 719 million.

Key loan facilities and funding highlights

- During H1 2026, approx. USD 1.7 billion worth of facilities were either renewed (approx. USD 1.7 billion) or newly secured (approx. USD 60 million).
  - New facilities include the restructuring and renewal of the EUR 400 million Trade Finance Facility ("TFF") in February 2026, and subsequent increase from EUR 400 million to EUR 450 million, with new participation of Fubon Bank (Hong Kong) Limited in June 2026. Standard Chartered Bank continues to act as Structuring Bank and Facility Agent for the TFF.

- From January to March 2026, Polestar secured USD 0.7 billion of new equity.
- Since the start of 2026, Geely Sweden and Volvo Cars converted approx. USD 300 and 340 million of loans outstanding to Polestar into Polestar's equity. Volvo Cars extended the maturity of the remaining shareholder loan of USD 660 million to December 2031.
- On 3 June 2026, Polestar Geely Sweden Holdings AB agreed to extend the term of the outstanding amount of the subordinated term loan facility, which was initially provided to Polestar in December 2025, to 30 June 2027.

The Company was in compliance with its covenants as of June 30, 2026.

The Company continues to have a constructive dialogue with lenders of the Company's USD 950 million Club Loan regarding its future club loan obligations. On March 31, 2026, the Club Loan lenders agreed to amend the debt-to-asset ratio range for all test periods for 2026 as well as the minimum revenue covenant for 2026. Polestar complied with Club Loan covenants as of June 30, 2026.

With the support from Geely Holding Group, we have implemented significant steps to strengthen balance sheet and improve our debt and liquidity positions, and we continue to consider new equity and debt funding.

Key recent developments and business highlights

- Polestar 4 SUV started sales on September 2
- Polestar expands retail presence in Europe through new markets in the Baltics
- Google Gemini launches in select models and regions
- Polestar 3 gets 800V upgrade for new model year
- Polestar 5 receives Autobest award
- Polestar 5 LCA published
- Polestar Charge expands offer and grid rewards
- Polestar 3 named safest Executive Car of 2025

Conference call

Management will host a conference call at 14:00 Central European Time (08:00 US Eastern Time) today, accessible via the Polestar Investor Relations website. To join the call, please use this link https://edge.media-server.com/mmc/p/czg84qrx/ or follow the instructions available under Events on the Polestar Investor Relations website.

Calendar

Polestar expects to report its retail sales volumes for Q3 2026 on October 8, 2026.

Polestar expects to publish Q3 2026 select financial results on November 5, 2026 and host an audio call; further details will be available on Polestar's Investor Relations website in due course.

Notes

All financial figures are in millions of U.S. dollars (USD). Unless otherwise stated, the performance shown in this press release covers the three-month period ended June 30, 2026 (Q2 2026) and is compared to performance during and as of three-month period ended to June 30, 2025 (Q2 2025) and the six-month period ended June 30, 2026 (H1 2026) and is compared to performance during and as of six-month period ended to June 30, 2025 (H1 2025).

Contacts

Anna Gavrilova
Head of Investor Relations
anna.gavrilova@polestar.com

Ellen Broomé
Head of PR
ellen.broome@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 29 markets globally across North America, Europe, and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 4 SUV (to be introduced in the last quarter of 2026), Polestar 2 successor (to be launched early in 2027), Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar's comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Statement regarding unaudited financial and operational results

The unaudited financial and operational information published in this press release is subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar's year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the unaudited operational and financial information published in this press release should not be considered a substitute for the financial information filed with the SEC in Polestar's Annual Reports on Form 20-F.

Forward-looking statements

Certain statements in this press release ("Press Release") may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential", "forecast", "plan", "seek", "future", "propose" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that

may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar's ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar's ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar's ability to raise additional funding; (4) Polestar's ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar's estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar's ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar's vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar's vehicles and Polestar's reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar's reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar's offerings; (15) risks related to Polestar's current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar's future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles and Polestar's response to the U.S. government's denial of a specific authorization for the U.S.), governmental incentives, tariffs and fuel and energy prices; (18) Polestar's reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, government and regulatory proceedings, tax audits, investigations and inquiries; (21) Polestar's ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and the conflict with Iran and the conflict in the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Polestar's Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update

these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Appendix A

Polestar Automotive Holding UK PLC
Unaudited Consolidated Statement of Income (Loss)
(in millions of U.S. dollars unless otherwise stated)

	For the six months ended June 30,	
	2026	**2025**[1]
Revenue	1,360	1,423
Cost of sales	(1,475)	(2,126)
Impairment reversal (expense), net	1	(724)
Other cost of sales	(1,476)	(1,402)
Gross loss	**(115)**	**(703)**
Selling, general and administrative expense	(431)	(431)
Research and development expense	(15)	(31)
Other operating income	13	41
Other operating expense	(51)	(20)
Foreign exchange (losses) gains on operating activities, net	(30)	49
Operating loss	**(629)**	**(1,096)**
Finance income	5	3
Finance expense	(205)	(185)
Foreign exchange (losses) gains on financial activities, net	(15)	49
Fair value changes - Earn-out rights and Class C shares	6	16
Share of losses in associates	—	(24)
Loss before income taxes	**(837)**	**(1,237)**
Income tax (expense) benefit	(5)	43
Net loss	**(842)**	**(1,193)**

(1) Certain figures and descriptions were re-presented (see 'Voluntary re-presentation from previous year' in *Note 2 - Material accounting policies and judgements* in our Unaudited Condensed Consolidated Interim Financial Statements).

Polestar Automotive Holding UK PLC
Unaudited Consolidated Statement of Financial Position
(in millions of U.S. dollars unless otherwise stated)

	June 30, 2026	December 31, 2025
Assets		
Non-current assets		
Intangible assets and goodwill	663	700
Property, plant and equipment	305	293
Vehicles under operating leases	130	101
Other assets	83	55
Deferred tax assets	95	92
Total non-current assets	**1,276**	**1,241**
Current assets		
Cash and cash equivalents[1]	888	1,159
Trade receivables and other receivables	364	342
Inventories	720	853
Current tax assets	18	11
Other assets	251	323
Total current assets	**2,241**	**2,689**
Total assets	**3,517**	**3,930**
Equity		
Share capital	(49)	(28)
Other contributed capital	(5,436)	(4,133)
Foreign currency translation reserve	106	15
Accumulated deficit	10,111	9,269
Total equity	**4,732**	**5,122**
Liabilities		
Non-current liabilities		
Contract liabilities	(71)	(76)
Deferred tax liabilities	—	(1)
Provisions	(120)	(134)
Other liabilities	(83)	(37)
Earn-out liability	—	(4)
Loans and borrowings	(947)	(2,499)
Lease liabilities	(84)	(94)
Total non-current liabilities	**(1,306)**	**(2,844)**
Current liabilities		
Trade payables	(895)	(1,107)
Accrued expenses	(321)	(425)

Advance payments from customers	(10)	(16)
Provisions	(115)	(121)
Loans and borrowings	(4,957)	(3,861)
Current tax liabilities	(11)	(12)
Lease liabilities	(29)	(37)
Contract liabilities	(34)	(37)
Class C Shares liability	(2)	(5)
Other liabilities	(569)	(587)
Total current liabilities	**(6,942)**	**(6,208)**
Total liabilities	**(8,248)**	**(9,052)**
Total equity and liabilities	**(3,517)**	**(3,930)**

(1) Excludes restricted deposits.

Polestar Automotive Holding UK PLC
Unaudited Consolidated Statement of Cash Flows
(in millions of U.S. dollars unless otherwise stated)

	For the six months ended June 30,	
	2026	**2025**
Cash flows from operating activities		
Net loss	(842)	(1,193)
Adjustments to reconcile net loss to net cash flows:		
Depreciation and amortization	12	32
Warranty provisions	35	41
Impairment of inventory	88	81
Impairment (reversal) expense of property, plant, and equipment, vehicles under operating leases, and intangible assets, net	(1)	724
Finance income	(5)	(53)
Finance expense	205	185
Fair value change - Earn-out rights and Class C Shares	(6)	(16)
Income tax benefit (expense)	5	(43)
Share of losses in associates	—	24
Net losses (gains) on derecognition and disposal of property, plant and equipment and intangible assets	13	—
Litigation provisions, net of insurance	—	(1)
Other provisions	65	36
Exchange rate income (loss), net	35	(39)
Other non-cash expense and income	(16)	41
Changes in operating assets and liabilities:		
Inventories	38	345
Contract liabilities	(5)	(7)
Trade receivables, prepaid expenses, and other assets	64	(149)
Trade payables, accrued expenses, and other liabilities	(340)	(335)
Restricted deposits	(18)	(3)
Interest received	2	2
Interest paid	(164)	(147)
Taxes paid	(12)	(24)
Cash used for operating activities	**(850)**	**(498)**
Cash flows from investing activities		
Additions to property, plant, and equipment	(66)	(88)
Additions to intangible assets	(145)	(202)
Additions to investment in associates	—	(39)
Reductions to other non-current assets	1	—
Proceeds from sale of property, plant and equipment	—	6
Cash used for investing activities	**(211)**	**(322)**
Cash flows from financing activities		

Proceeds from short-term borrowings	1,728	1,954
Proceeds from long-term borrowings	13	—
Repayments of borrowings	(1,623)	(1,456)
Proceeds from equity issuance	700	200
Repayments of lease liabilities	(16)	(11)
Transaction costs	(33)	—
Cash provided by financing activities	**769**	**687**
Effect of foreign exchange rate changes on cash and cash equivalents	20	111
Net decrease in cash and cash equivalents	**(272)**	**(21)**
Cash and cash equivalents at the beginning of the period	1,159	739
Cash and cash equivalents at the end of the period	**888**	**719**

Appendix B

Polestar Automotive Holding UK PLC

Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles ("GAAP", i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures used by management are *Adjusted EBITDA*, *Free Cash Flow*, *Adjusted Gross Profit / (Loss)* and *Adjusted Gross Margin*.

Adjusted EBITDA is calculated as net loss, adjusted to exclude:

- Fair value change - Earn-out rights and Class C Shares.
- Finance expense.
- Finance income.
- Foreign exchange gains (losses) on financial activities, net.
- Income tax benefit (expense).
- Depreciation and amortization[1.]
- Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets, net of reversals.
- Gains (losses) on disposals of investments[2].
- Restructuring costs[3]; and
- Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.

1 - Depreciation and amortization include (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (b) depreciation and amortization expense.

2 - Disposals of investments include disposals, by sales or otherwise, of: (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.

3 - Restructuring costs include expenses associated with programs that were planned and controlled by management and materially changed either (a) the scope of a business undertaken by the Group or (b) the manner in which business is conducted including actions undertaken in response to significant regulatory events.

Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.

Free Cash Flow

Free Cash Flow is calculated as cash used for operating activities *plus* cash used to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that are available to repay debts and spend on other strategic initiatives.

Adjusted Gross Profit / (Loss) and Adjusted Gross Margin

Adjusted Gross Profit / (Loss) is calculated as gross loss, adjusted to exclude: (i) expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangible assets; and (ii) unusual other items of income or expense that are considered rare or discrete events and are infrequent in nature. Adjusted Gross Margin is calculated as Adjusted Gross Profit / (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods.

Unaudited reconciliation of Non-GAAP measures

Adjusted EBITDA

(in millions of U.S. dollars)	For the six months ended June 30,	
	2026	**2025**
Adjusted EBITDA		
Net loss	(842)	(1,193)
Fair value changes on Earn-out rights and Class C shares	(6)	(16)
Finance expense	205	185
Finance income[1]	(5)	(3)
Foreign exchange losses (gains) on financial activities, net[1]	15	(49)
Income tax expense (benefit)	5	(43)
Depreciation and amortization	62	76
Impairment (reversal) expense, net	(1)	724
Losses on disposals of investments	2	5
Restructuring costs	44	14
Adjusted EBITDA	**(521)**	**(302)**

(1) The Foreign exchange (losses) gains on operating activities, net were previously presented under Finance income in the six months ended June 30, 2025. Refer to Voluntary re-presentation from previous year in *Note 2 - Material accounting policies and judgements* in the Unaudited Condensed Consolidated Interim Financial Statements for further information.

(in millions of U.S. dollars)	For the three months ended June 30,	
	2026	**2025[1]**
Adjusted EBITDA		
Net loss	(459)	(1,027)
Fair value changes on Earn-out rights and Class C shares	(3)	(4)
Finance expense	106	92
Finance income	(3)	3
Foreign exchange gains (losses) on financial activities, net	1	(18)
Income tax benefit	(6)	(42)
Depreciation and amortization	29	45
Impairment expense, net	—	724
Losses on disposals of investments	3	9
Restructuring costs	46	14
Adjusted EBITDA	**(286)**	**(206)**

1 - Some values for the three-month period ended June 30, 2025 were re-presented.

Adjusted Gross Profit / (Loss)

(in millions of U.S. dollars)	For the six months ended June 30,	
	2026	**2025**
Adjusted Gross Profit / (Loss)		
Gross Loss	(115)	(703)
Impairment (reversal) expense, net	(1)	724
Adjusted Gross Profit / (Loss)	**(116)**	**20**

(in millions of U.S. dollars)	For the three months ended June 30,	
	2026	**2025**
Adjusted Gross Profit / (Loss)		
Gross Loss	(95)	(768)
Impairment reversal (expense), net	—	724
Adjusted Gross Profit / (Loss)	**(95)**	**(44)**

Adjusted Gross Margin

(in millions of U.S. dollars)	For the six months ended June 30,	
	2026	**2025**
Adjusted Gross Margin		
Adjusted Gross (Loss) Profit (a)	(116)	20
Revenue (b)	1,360	1,423
Adjusted Gross Margin (a/b)	**(8.5)%**	**1.4%**

(in millions of U.S. dollars)	For the three months ended June 30,	
	2026	**2025**
Adjusted Gross Margin		
Adjusted Gross Loss (a)	(95)	(44)
Revenue (b)	727	791
Adjusted Gross Margin (a/b)	**(13.1)%**	**(5.6)%**

Free Cash Flow

(in millions of U.S. dollars)	For the six months ended June 30,	
	2026	**2025**
Free Cash Flow		
Net cash used for operating activities	(850)	(498)
Additions to property, plant, and equipment	(66)	(88)
Additions to intangible assets	(145)	(202)
Free Cash Flow	**(1,061)**	**(787)**